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                                                                    EXHIBIT 20.1

SUNDAY JULY 12, 3:54 PM EASTERN TIME

COMPANY PRESS RELEASE

GEMSTAR ADOPTS SHAREHOLDER RIGHTS PLAN AND AMENDMENTS TO ARTICLES AND MEMORANDUM OF ASSOCIATION

PASADENA, Calif.--(BUSINESS WIRE)--July 12, 1998--Gemstar International Group Limited (NASDAQ:GMSTF - news) announced today that its board of directors had adopted a shareholder rights plan and a series of amendments to its Articles and Memorandum of Association. The board of directors declared a dividend of one preferred share purchase right (a "Right") for each outstanding share of Ordinary Shares, par value $0.01 per share (the "Common Shares"), of the Company.

Dr. Henry Yuen, Gemstar's President and Chief Executive Officer, said, "The Board took these actions taking into account the Company's stage of business development and the unsolicited offer from United Video in order to protect the interest of all of its shareholders."

Separately Gemstar stated that while it is not for sale, its Board, with the advice and counsel of its advisors, is evaluating the unsolicited proposal made public by United Video.

Gemstar's board of directors is being advised by the investment banking firm of Lazard Freres & Co., LLC and the law firms of Sullivan and Cromwell and O'Melveny & Myers.

About Gemstar

Gemstar's first interactive program guide TV Guide Plus+ has been incorporated into JVC, Philips (Magnavox), RCA, Proscan, and Mitsubishi televisions. Gemstar's new Guide Plus+ Gold, which has improved user interface and functionality, is expected to be initially introduced by RCA, Proscan and Sony, to be followed by other brands shortly. The new Guide Plus+ Gold integrates the current television program seamlessly with the program guide in an integrated video window, so that the show being watched is never covered up. To record a show, or to reserve a show for watching (so that the television will tune to the show automatically), the user simply needs to highlight the selected program and push one button. The Guide Plus+ Gold service provides a full 48-hour interactive on-screen TV listing which can be sorted easily by category, such as movies, sports and children. The listing for the above categories can even be searched for up to 8 days in advance. One key advantage of Guide Plus+ Gold data service is that it has no set up charge or monthly charge. Once the consumer purchases a Guide Plus+ Gold equipped television, VCR or TVCR, he or she will receive that program listing service free of charges.

Gemstar develops, markets, and licenses proprietary technologies and systems aimed at making technology user-friendly for consumers. Gemstar's VCR Plus+r instant programming system is a world standard for VCR programming. VCR Plus+ allows a user to record a television show simply by entering a number - the PlusCoder number - printed in television program guides worldwide, with a combined circulation of over 330 million. The VCR Plus+ system has been licensed to virtually every
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major television and VCR manufacturer and is available in 39 countries including the United States, and Canada, United Kingdom, Continental Europe, Japan, Southeast Asia, Australia, New Zealand, South America and South Africa.

Gemstar is a leading provider of interactive program guide services, technology and intellectual property. In the United States, data for Gemstar's interactive program guide services are carried on the ABC, FOX, CBS, NBC, UPN and PBS networks and by more than 500 over-the-air broadcast stations and on number of cable systems. Gemstar's technology has been built into a number of models of new televisions, VCRs and TVCR combination units. Gemstar also licenses its technology or intellectual property to cable, telco, satellite and MMDS service providers. Gemstar guide technology is licensed to or integrated into direct broadcast satellite receivers, digital and advanced analog cable set-top boxes, PCTV and other Internet devices.

Gemstar's technology and intellectual property are licensed to major companies in the consumer electronics, satellite, cable and personal computer industries, including Aiwa, Akai, Cox Communications, Daewoo, Funai, GTE Communication Systems, Hitachi, Hughes Network Systems, JVC, LG Electronics (Goldstar), Matsushita (Panasonic and Quasar), MediaOne, Microsoft Corporation [Nasdaq:MSFT
- news], Mitsubishi, Orion, Philips (Magnavox and Philips), Samsung, Sanyo, Scientific-Atlanta, Sharp, Shintom, Sony, Southern New England Telephone, Thomson Consumer Electronics (GE, Proscan, RCA), Time Warner, Toshiba, Uniden and Zenith. Gemstar has 43 issued U.S. patents in the general area of audio-visual technologies with over 1,000 claims and 19 foreign patents with over 1,000 claims. The Company continues to pursue a worldwide patent prosecution program and has over 120 pending U.S. patent applications and over 150 pending foreign patent applications.

Except for historical information contained here, the matters discussed in this news release contain forward-looking statements which involve risks and uncertainties, including the timely availability and acceptance of new products, the impact of competitive products and pricing, the management of growth, and the other risks detailed from time to time in the Company's SEC reports, including the report on Form 10-K for the year ended March 31, 1998.

EDITORS: VCR Plus+ and PlusCode are registered trademarks of Gemstar Development Corporation. TV Guide is a registered trademark of TV Guide Financial, Inc. GUIDE Plus+ is a trademark of Gemstar Development Corporation. StarSight is a registered trademark of StarSight Telecast, Inc. Other product names used herein are for identification purposes only and may be trademarks of their respective companies.